UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Galileo Acquisition Corp.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G3770A102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3770A102

1.	Names of Reporting Persons Galileo Founders Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,450,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,450,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G3770A102

1.	Names of Reporting Persons Galileo Founders GP Corp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,450,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,450,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G3770A102

1.	Names of Reporting Persons Alberto Recchi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,450,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,450,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G3770A102

1.	Names of Reporting Persons Luca Giacometti
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,450,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,450,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), Galileo Founders Holdings L.P. (the “Sponsor”) is the record holder of the Ordinary Shares reported herein. Galileo Founders GP Corp. is the general partner of the Sponsor. Luca Giacometti directly and indirectly through an entity he controls (Gaburo, SRL), and Alberto Recchi, the Company's Chief Financial Officer and Director, through an entity he controls (Ampla Capital, LLC), are the sole directors and officers of the Sponsor GP. As such, the Sponsor GP and each of Messrs. Giacometti and Recchi may be deemed to have beneficial ownership of such ordinary shares held directly by the Sponsor.

(2)	Excludes 3,562,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 17,400,000 Ordinary Shares issued and outstanding as of October 22, 2019 as reported on a current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2019.

Item 1(a).	Name of Issuer

Galileo Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1049 Park Ave. 14A
New York, NY 10028

Item 2(a).	Names of Persons Filing

Galileo Founders Holdings L.P., Galileo Founders GP Corp., Gaburo, SRL, Ampla Capital, LLC, Luca Giacometti and Alberto Recchi (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1049 Park Ave. 14A
New York, NY 10028

Item 2(c).	Citizenship

Galileo Founders Holdings L.P., is a corporation formed in Delaware;

Galileo Founders GP Corp, is a corporation formed in Delaware;

Each of Luca Giacometti and Alberto Recchi is a citizen of Italy.

Item 2(d).	Title of Class of Securities

Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G3770A102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons may be deemed to beneficially own 3,450,000 Ordinary Shares of the Issuer, representing 19.8% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based on 17,400,000 Ordinary Shares issued and outstanding as of October 22, 2019 as reported on a current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2019.

Galileo Founders Holdings L.P. (the “Sponsor”) is the record holder of the Ordinary Shares reported herein. Galileo Founders GP Corp. is the general partner of the Sponsor. Luca Giacometti directly and indirectly through an entity he controls (Gaburo, SRL), and Alberto Recchi, the Company's Chief Financial Officer and Director, through an entity he controls (Ampla Capital, LLC), are the sole directors and officers of the Sponsor GP. As such, the Sponsor GP and each of Messrs. Giacometti and Recchi may be deemed to have beneficial ownership of such ordinary shares held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2020

02/11/2020
/s/ Alberto Recchi,
as President of Galileo Founders GP Corp., the general partner of Galileo Founders Holdings L.P.
02/11/2020
/s/ Alberto Recchi,
as President of Galileo Founders GP Corp.
02/11/2020
/s/ Luca Giacometti
02/11/2020
/s/ Alberto Recchi
** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, $0.0001 par value per share, of Galileo Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2020.

GALILEO FOUNDERS HOLDINGS L.P.

By:	Galileo Founders GP Corp., its General Partner

By:	/s/ Alberto Recchi
Name:	Alberto Recchi
Title:	President of Galileo Founders GP Corp.

Galileo Founders GP Corp.

By:	/s/ Alberto Recchi
Name:	Alberto Recchi
Title:	President

/s/ Alberto Recchi
Alberto Recchi

/s/ Luca Giacometti
Luca Giacometti